UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                         ASSISTED LIVING CONCEPTS, INC.
                         ------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                    04543L109
                                 (CUSIP Number)


                                 APRIL 20, 2001
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]      Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [_]      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13G
--------------------------------------------------------------------------------
1.       Name of Reporting Person            Tempe Wick Investments, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box           (a)  [_]
         if a Member of a Group              (b)  [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization          Delaware

--------------------------------------------------------------------------------

Number of Shares  (5)      Sole Voting Power           735,600
Beneficially      (6)      Shared Voting Power         0
Owned by Each     (7)      Sole Dispositive Power      735,600
Reporting Person  (8)      Shared Dispositive Power    0

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  735,600
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                             ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9    4.3%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                           PN

--------------------------------------------------------------------------------

                                       13G
--------------------------------------------------------------------------------
1.       Name of Reporting Person            JWA Investments Corp.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box           (a)  [_]
         if a Member of a Group              (b)  [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization          Delaware

--------------------------------------------------------------------------------

Number of Shares  (5)      Sole Voting Power           735,600
Beneficially      (6)      Shared Voting Power         0
Owned by Each     (7)      Sole Dispositive Power      735,600
Reporting Person  (8)      Shared Dispositive Power    0

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  735,600
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                             ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9    4.3%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                           CO

--------------------------------------------------------------------------------

                                       13G
--------------------------------------------------------------------------------
1.       Name of Reporting Person            John W. Adams
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box           (a)  [_]
         if a Member of a Group              (b)  [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization          United States

--------------------------------------------------------------------------------

Number of Shares  (5)      Sole Voting Power           735,600
Beneficially      (6)      Shared Voting Power         0
Owned by Each     (7)      Sole Dispositive Power      735,600
Reporting Person  (8)      Shared Dispositive Power    0

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  735,600
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                             ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9    4.3%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                           IN

--------------------------------------------------------------------------------

                         AMENDMENT NO. 2 TO SCHEDULE 13G
                         -------------------------------

                  This Amendment No. 2 to Schedule 13G is filed by the undersigned to amend and restate in its entirety the Schedule 13G, dated as of May 2, 2000, as amended by Amendment No. 1, dated as of February 13, 2001 (the "Statement") with respect to the shares of common stock, par value $.01 per share (the "Common Stock"), of Assisted Living Concepts, Inc., a Nevada corporation (the "Company").


Item 1.  (a)      NAME OF ISSUER

         Assisted Living Concepts, Inc.

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

         11835 N.E. Glenn Widing Drive, Building E
         Portland, OR 97220-9057


Item 2.  (a)      NAMES OF PERSONS FILING

         Tempe Wick Investments, L.P. ("Partnership")
         JWA Investments Corp. ("General Partner")
         John W. Adams ("Adams" and, together with Partnership and
           General Partner, the "Reporting Persons")

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE

         885 Third Avenue
         34th Floor
         New York, NY 10022

         (c)      CITIZENSHIP

         Partnership -- Delaware
         General Partner -- Delaware
         Adams -- United States

         (d)      TITLE OF CLASS OF SECURITIES

         Common Stock, par value $.01 per share (the "Shares")

         (e)      CUSIP NUMBER

         04543L109


Item 3. This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

Item 4. As of April 20, 2001, the percentage of Common Stock beneficially owned by the Reporting Persons was less than five percent (see Item 5 below).


Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
                                                                            [X].


Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.


Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.


Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         See Item 4.

Item 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.


Item 10. CERTIFICATION

         Not applicable.





                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated as of April 24, 2001


                                   TEMPE WICK INVESTMENTS, L.P.


                                   By:  JWA Investments Corp.,
                                        its general partner


                                   By:  /s/  John W. Adams
                                        ---------------------------------------
                                        Name:     John W. Adams
                                        Title:    President


                                   JWA INVESTMENTS CORP.


                                   By:  /s/  John W. Adams
                                        ---------------------------------------
                                        Name:     John W. Adams
                                        Title:    President


                                   /s/  John W. Adams
                                   --------------------------------------------
                                   John W. Adams